EXHIBIT 99.1

Shareholder Name
Address 1
Address 2

By email XX XX

Virtual Medical Centre combination transaction with Cliff Rock Resources, an entity listed on the OTC Bulletin Board

Dear Shareholder

Virtual Medical Centre Pty (“VMC” or “the Company”), ABN: 12 097 593 587, is pleased to confirm that, in line with our ongoing efforts to create value for our shareholders, VMC will be entering into an agreement with Cliff Rock Resources Corp. (“Cliff Rock”), a company incorporated under the laws of the State of Nevada and currently quoted on the OTC Bulletin Board (“OTCBB”) in the United States of America, under which Cliff Rock will acquire all of the issued capital of VMC (by way of an exchange transaction).  The exchange transaction will occur via an offer by Cliff Rock to purchase all outstanding shares in VMC in exchange for 84.8% of the issued and outstanding common stock of Cliff Rock post-closing.  The transaction is further described below.

VMC overview

VMC is currently Australia’s largest online provider of medical information to both health consumers and professionals.  Each month the VMC website receives over 750,000 visitors due to the high quality medical content provided, and the dominant market position VMC has built with Telstra since the Company’s establishment.

Alongside the service offering to health consumers, VMC offers a private forum to health professionals and international and domestic pharmaceutical companies to discuss latest treatment plans and ways of educating consumers on more effective use of pharmaceuticals.  This service has been established as a free service to medical professionals, whilst pharmaceutical companies currently pay to advertise their products, or establish specific discussion forums.

Transaction overview

Pursuant to the exchange agreement, VMC shareholders will be issued a total of 71,471,764 shares in Cliff Rock in exchange for all outstanding shares in VMC, or approximately 1.16 Cliff Rock shares per VMC share held. Following the transaction, VMC shareholders will own approximately 84.8% of Cliff Rock and VMC management will assume control of Cliff Rock.   In addition, all options currently held by VMC shareholders shall be exchanged for options to purchase Cliff Rock shares.  The options to purchase Cliff Rock shares shall be exercisable upon the same terms as the options issued by VMC.

All Cliff Rock shares issued to VMC shareholders will be subject to a 6 month lock-up agreement, under which such Cliff Rock shares may not be offered, sold, assigned or otherwise transferred.  All Cliff Rock shares issued to VMC shareholders pursuant to the exchange transaction shall be “restricted securities” within the meaning of Rule 144(a)(3) of the United States Securities Act of 1933, as amended (the “Securities Act”), to the same extent and proportion that the VMC shares exchanged in the transaction were restricted securities.  Cliff Rock shares issued to VMC shareholders that are “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act shall be restricted from trading or resale for a period of one (1) year commencing on date of closing of the exchange transaction.

In support of the transaction, directors and senior management of VMC (collectively “VMC Management”) are providing a voluntary escrow of three (3) years on their combined pro forma holding of 20 million Cliff Rock shares.

Subject to the exchange agreement, for every AU$1,000,000 in equity the merged entity raises at an issue price no less than USD$0.30 per share, 1/6 of escrowed shares will be released from escrow.  Consequently, should the merged entity raise AU$6,000,000 at an issue price of AU$0.30, all escrowed shares will be released from escrow to VMC Management.  Escrowed shares will be returned to Cliff Rock based on an anti-dilution formula if shares are sold at an offering price below AU$0.30.  All remaining escrow shares will be released to VMC Management after thee (3) years.

Currently, Cliff Rock has 45,282,000 shares issued and outstanding.  Prior to the transaction occurring Cliff Rock will cancel an aggregate 32,500,000 shares, leaving no more than 12,782,000 outstanding shares in Cliff Rock at the time of closing the exchange transaction.

The post-transaction pro forma capital structure is outlined below:

	Shares	Shares
		Shares issued to VMC Shareholders at closing	Shares held in escrow
Cliff Rock Shareholders	12,782,000	N/A	N/A
VMC Shareholders	71,471,764	51,471,764	20,000,000
Combined Company	84,253,764	N/A	N/A

Moreover, post-transaction, each VMC Shareholder who owns options to purchase shares in VMC shall be issued options to purchase an equal number of shares in Cliff Rock.

Following the transaction with Cliff Rock and raising additional capital, VMC proposes to continue in its expansion and growth phase by a combination of organic and acquisitive growth.  Organically, VMC is seeking to expand the quantum of content licence clients with a specific focus on expanding this segment of the business throughout the prospective market of Europe.

Additionally, VMC will seek to establish a new interactive website to leverage the current 750,000 website visitors each month to further monetise the product offering.  The new Visum website will be specifically tailored to sophisticated medical professionals and pharmaceutical companies and will actively attempt to increase the current membership base of these groups in Australia and internationally, and also to generate revenue by offering pharmaceutical companies an effective product and research delivery tool.

Inorganically, VMC has continued to investigate acquisition and merger opportunities to further expand the current operating business, and to enter into complementary business where VMC’s existing business can be leveraged to profitably expand its consumer base and monetise individual visitors.  Specifically, VMC has been conducting discussions with Pharmacy Online and Glasses Online, two leading Australian online businesses catering to the consumer health sector.  Both companies are leading Australian businesses in their respective sector and VMC will continue to negotiate with each to attempt to acquire them on value accretive terms to expand the VMC business and continue to leverage existing customers.

OTCBB market overview

The OTCBB is an electronic quotation system in the United States that displays real-time quotes, last-sale prices, and volume information for more than 3,300 over-the-counter (“OTC”) equity securities that are not listed on NASDAQ, New York Stock Exchange or other national securities exchanges in the United States.

OTCBB securities may include national, regional, and foreign equity issues, warrants, units, American Depositary Receipts and Direct Participation Programs.  The OTCBB is a Market Maker system that utilises a highly sophisticated and closed computer network with investors able to access real time data via market data vendor terminals and websites.

Note: for VMC’s Australian shareholders wishing to trade their shares on the OTCBB and who do not as yet have a relationship with a suitable broker, VMC can refer a broker service to facilitate any transactions.

Companies quoted on the OTCBB are often smaller emerging companies that do not yet meet minimum capitalisation, minimum share price or other requirements for being listed on one of the main exchanges.  However, all companies quoted on the OTCBB are subject to regular reporting requirements of the United States Securities and Exchange Commission and regulatory oversight from the and Financial Industry Regulatory Authority to maintain their listing.

Many of the risks associated with investing in OTCBB securities are similar to the risks associated with investing in equity securities in general.  Specifically, securities quoted on the OTCBB are usually subject to higher levels of business risk, as they tend to have products or services that are still in development or have yet to be tested in the market, and higher levels of liquidity risk, with lower trading volumes impacting both price volatility and the ability of investors to exit a position.

Risks

The key risks associated with VMC as an operating entity and the transaction include, inter alia:

•	Additional Financing Requirements

Following the transaction with Cliff Rock, VMC intends to conduct a capital raising to provide the company with ongoing working and expansion capital.  VMC believes that sufficient funding for these purposes is available, although there can be no assurance that it will be available or if available on what terms it can be obtained, but notes that any capital raising not participated in by existing shareholders may result in dilution of their holding.

•	Acquisition Risk

VMC believes that value accretive acquisitions can be made in the future either via cash or scrip, or a combination of both, but no guarantee can be made that any acquisition will be successfully completed.

•	Marketing Risk

VMC intends to continue to aggressively market its products to both health consumers and health professionals, but no guarantee can be made that future marketing programs will continue the success VMC has experienced to date.

Shareholder consent

For the transaction with Cliff Rock to proceed as advised herein, 100 per cent VMC shareholder consent must be obtained.  The board and management of VMC support the transaction to allow the company to provide shareholders with a liquidity opportunity and to move the Company into what is expected to be a supportive listing location in the United States, and also to provide the company with an opportunity to continue to raise capital and enter into acquisitions utilising both cash and scrip.

Cliff Rock offer for shares

Please find attached to this letter an offer for your shares in VMC by Cliff Rock.  Subject to this letter, please review the offer by Cliff Rock and if you consent please sign the offer by Cliff Rock and return it to VMC as soon as practicable.  Additionally, subject to the provisions of the Corporations Act 2001 (Cth), please include with your returned consent form a current accountant certificate confirming that you are a sophisticated investor as defined by section 708 of the Corporations Act.  If you have already provided a sophisticated investor certificate, please disregard this.

Thank you for your continued support as an investor in VMC.  The management and board of VMC is excited at the opportunity provided by the reverse takeover transaction with Cliff Rock and we look forward to continuing to create shareholder value as Australia’s largest online provider of medical and health information.

Kind regards

/s/ Wayne Hughes
WAYNE HUGHES
Chairman